SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: BlackRock MuniYield Investment Fund (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-06502

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒    Initial Application        ☐    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Bellevue Parkway

Wilmington, Delaware 19809

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bissie K. Bonner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8955

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

BlackRock Advisors, LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

(888) 825-2257

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

BlackRock Advisors, LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities in the past five years.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): Not applicable

(b)	Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐              Yes               ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811-___

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes              ☐  No

If Yes, state the date on which the board vote took place: June 16, 2020

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes              ☐  No

If Yes, state the date on which the shareholder vote took place: January 21, 2021

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes              ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On March 19, 2021 the Fund declared its final distributions (the “Final Distributions”), inclusive of undistributed net investment income earned prior to consummation of the reorganization between the Fund and BlackRock MuniYield Quality Fund, Inc. (the “Surviving Fund”) on April 19, 2021 (the “Merger”).

The Surviving Fund paid the Final Distributions on behalf of the Fund on May 3, 2021 to former common shareholders of the Fund that were common shareholders of the Fund as of April 8, 2021.

In addition, please see response to Question 16(d).

(b)	Were the distributions made on the basis of net assets?

☒  Yes              ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes              ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In the Merger, the Fund’s outstanding common shares of beneficial interest were exchanged for newly-issued shares of common stock of the Surviving Fund. The aggregate net asset value of the Surviving Fund’s shares of common stock received by the Fund’s common shareholders in the Merger was equal to the aggregate net asset value of their holdings of the Fund’s common shares of beneficial interest as determined at the close of business on April 16, 2021, less the applicable cost of the Merger (although the Fund’s common shareholders may have received cash for their fractional common shares of beneficial interest).

The Fund’s net asset value (“NAV”) per common share of beneficial interest as of April 16, 2021 was $14.7296. The Surviving Fund’s NAV per share of common stock as of April 16, 2021 was $16.5997. The conversion ratio was 0.88734134, which is the quotient of the Fund’s NAV per common share of beneficial interest divided by the Surviving Fund’s NAV per share of common stock.

In the Merger, each shareholder of the Fund’s Series W-7 Variable Rate Demand Preferred Shares received one stock of the Surviving Fund’s Series W-7 Variable Rate Demand Preferred Shares in exchange for one share of the Fund’s Series W-7 Variable Rate Demand Preferred Shares. The aggregate liquidation preference of the Surviving Fund’s Series W-7 Variable Rate Demand Preferred Shares received by such shareholder was equal to the aggregate liquidation preference of the Fund’s Series W-7 Variable Rate Demand Preferred Shares that were exchanged.

(e)	Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

☐  Yes              ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☒                Yes                 ☐                No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Please see response to Question 16(d).

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒                Yes                 ☐                No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐                Yes                 ☒                No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐                Yes                 ☒                No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes              ☐                 No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes              ☒                 No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $100,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Printing of Proxy Statement	$1,500
Audit Fees	$4,833
Transfer Agent Fees	$8,168
Registration Fees	$39,205
Solicitation/Mail/Tabulation Fee	$82,019

(iv)	Total expenses (sum of lines (i)-(iii) above): $235,725

(b)	How were those expenses allocated?

Fund paid 100%.

(c)	Who paid those expenses?

See 22(b) above.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐                Yes                 ☒                No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes              ☒                 No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes              ☒                 No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

BlackRock MuniYield Quality Fund, Inc.

(b)	State the Investment Company Act file number of the fund surviving the merger:

811-06660

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was filed with the Commission on Form N-14 (File No. 333-248768) on September 11, 2020, as amended on October 30, 2020. It was included as Appendix A to the Joint Proxy Statement/Prospectus.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock MuniYield Investment Fund, (ii) he is the President & Chief Executive Officer of BlackRock MuniYield Investment Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:

/s/ John M. Perlowski
John M. Perlowski
President & Chief Executive Officer